

November 3, 2011

Via E-mail
Mr. R. Thomas Kidd
Chief Executive Officer
DoMark International, Inc.
254 S Ronald Reagan Blvd, Ste. 134
Longwood, FL 32750

> **Re: DoMark International, Inc.**
> **Item 8.01 Form 8-K**
> **Filed July 1, 2011**
> **File No. 333-136247**
> **Form 10-K for Fiscal Year Ended May 31, 2011**
> **Filed September 14, 2011**
> **File No. 333-136247**

Dear Mr. Kidd:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Item 8.01 Form 8-K filed July 1, 2011

1. We note you disclose that on July 1, 2011 the Company requested and the SEC staff granted a financial statement waiver in regards to your financial statements for the fiscal year ended May 31, 2010. However, this is incorrect. Please amend your filing to remove the language concerning a waiver.

Form 10-K for the fiscal year ended May 31, 2011

2. We note that you disclose in Note 11 to your Form 10-Q for the quarterly period ended August 31, 2011 that you restated your May 31, 2011 financial results due to the conclusion that these financial statements cannot be relied upon. Please file an

item 4.02 Form 8-K as soon as possible. Accordingly amend your Form 10-K in regards to the restatement.

3. We note that you have provided unaudited results for the fiscal year ended May 31, 2010. In your amended filing you should include audited results for this period.

4. We note that the stock issued in regards to Victory Lane agreement took place in the fiscal year ended May 30, 2010. Therefore please tell us how you determined that no adjustments were necessary to the 2010 financial statements. Also please provide us with the details of the accounting for the error including a detailed analysis of your accounting.

Note 3 Basis of Presentation, page 19

5. Please revise your disclosures in accordance with comment one above.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant at 202-551-3364 or Carlos Pacho, Senior Assistant Chief Accountant at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director